Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

November 25, 2024

<u>*By Electronic Mail*</u>

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 4, 2024, The Nasdaq Stock Market (the "Exchange") received from Avery Dennison Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

<p align="center">3.750% Senior Notes due 2034</p>

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]